March 31, 2017

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Spire Inc. Form 10-K for the Fiscal Year Ended September 30, 2016 Response Dated March 16, 2017 File No. 001-16681

Dear Ms. Thompson:

On behalf of Spire Inc. (“we” or “our”), I am responding to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in your letter dated March 27, 2017 regarding our letter dated March 16, 2017. For ease of reference in this letter, the comment appears below in bold italics, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues and Operating Expenses, page 32

1.
We note your response to comment 2. The measure you call contribution margin is calculated by subtracting certain operating costs from your revenue; therefore, it appears to reflect a profitability measure. Your explanation for why revenue is the most directly comparable GAAP measure appears to equally apply to the GAAP profitability measures operating income and net income as your utility regulator has designed your tariff revenue to recover not only fuel costs and gross receipts taxes, but also your other costs and a reasonable return based on your volumetric performance. Please reconcile contribution margin to a GAAP profitability measure seen on the face of your income statement.

Response:

We recognize that operating income (a profitability measure) could be considered the most directly comparable GAAP measure for contribution margin. In future filings and public disclosures, we will revise our reconciliations for contribution margin to begin with operating income. As an example, the following table shows the proposed reconciliation for the year ended September 30, 2016, presented as part of our schedule of operating results.

(In millions)	Gas Utility	Gas Marketing	Other	Eliminations	Consolidated
Operating income (loss)	$278.3	$11.8	$(7.8)	$—	$282.3
Other operation and maintenance expenses	379.3	5.6	12.1	(2.4)	394.6
Depreciation and amortization	136.9	0.1	0.5	—	137.5
Taxes, other than income taxes	125.2	0.3	(0.2)	—	125.3
Less: Gross receipts tax expense	(75.3)	(0.1)	—	—	(75.4)
Contribution margin (non-GAAP)	844.4	17.7	4.6	(2.4)	864.3
Natural and propane gas costs	539.7	60.7	0.2	(3.0)	597.6
Gross receipts tax expense	75.3	0.1	—	—	75.4
Operating revenues	$1,459.4	$78.5	$4.8	$(5.4)	$1,537.3

* * *

If any items require further clarification, please contact me at 314-342-3348 or, in my absence, Tim Krick, Controller at 314-342-0679.

Respectfully,

/s/ Steven P. Rasche

Steven P. Rasche
Executive Vice President and Chief Financial Officer

cc:	Mark Darrell, Spire Inc.
Tim Krick, Spire Inc.